UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) and (g) of The Securities Exchange Act of 1934

Resource Real Estate Investors 7, L.P.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	26-2726308 (I.R.S. Employer Identification No.)
One Crescent Drive, Suite 203 Navy Yard Corporate Center Philadelphia, PA (Address of principal executive offices)	19112 (Zip Code)
Registrant’s telephone number, including area code:	(215) 231-7050

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	N/A

Securities registered pursuant to Section 12(g) of the Act:

Units of Limited Partnership Interest
Title of class

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filers,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☐	(Do not check if a smaller reporting Company)	Smaller reporting company ☑

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RESOURCE REAL ESTATE INVESTORS 7, L.P.
INDEX TO REPORT
ON FORM 10

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ITEM 1.	BUSINESS

General

Resource Real Estate Investors 7, L.P., (“we,” “our,” the “Partnership” or the “Company”), is a Delaware limited partnership which was formed on March 28, 2008 and commenced operations on June 16, 2008.  Through wholly owned subsidiaries, we own in fee, operate and invest in multifamily residential rental properties, or the Properties, located in Georgia, Maine and Texas.  We also may invest in interests in real estate mortgages and other debt instruments that are secured, directly or indirectly, by a multifamily residential rental property or an interest in an entity that directly owns such a property, or Real Estate Debt Investment.  We refer to our Properties and Real Estate Debt Investments collectively as our Real Estate Investments.

Our general partner, Resource Capital Partners, Inc., or General Partner, is in the business of sponsoring and managing real estate investment limited partnerships and tenant in common programs, or TICs.  Our General Partner evaluates, finances, refinances and sells or disposes of our Real Estate Investments, as well as operates and manages our Real Estate Investments, on our behalf.  Our General Partner has complete and exclusive discretion in the management of our business.  Our General Partner is an indirect wholly owned subsidiary of Resource America, Inc., or Resource America, a publicly traded (NASDAQ: REXI) specialty asset manager operating in the real estate, commercial finance and financial fund management sectors.

Our goals are to generate regular cash distributions from our operations, gains from the potential appreciation in the value of our Properties, and cash for our partners’ distributions from the sale or refinancing of the Properties or the sale or repayment in full of Real Estate Debt Investments.

We will terminate on March 28, 2016, unless we are sooner dissolved or terminated.  Our General Partner from time to time, in its discretion, may extend the term for up to a maximum of two years in the aggregate.  Events causing earlier termination include:

•	voluntary withdrawal or removal of our General Partner unless a substitute general partner is installed;

•	our voluntary dissolution pursuant to limited partner consent;

•	sale of all or substantially all of our assets; and

•	our ceasing to be a going concern under the Delaware Revised Uniform Limited Partnership Act, or being otherwise dissolved under Delaware law.

Upon dissolution, our General Partner is required under our First Amended and Restated Agreement of Limited Partnership, which we refer to as the Partnership Agreement, to liquidate our assets, pay or provide for our debts and distribute the balance to our partners as set forth in our Partnership Agreement.  See Item 7.  “Cash Distributions to Our General Partner” for a description of distributions upon dissolution and liquidation.

Our Management

As we do not have any officers, directors or employees, we rely solely on the officers and employees of our General Partner and its affiliates, Resource Real Estate Management, Inc., d/b/a Resource Residential, Resource Real Estate Management, LLC, or RRE Management, and Resource Real Estate, Inc., to manage our Real Estate Investments.  Our General Partner and its affiliates also conduct business activities of their own in which we do not, and will not, have any economic interest.  Employees of our General Partner and its affiliates who provide us with services are not required to work full-time on our affairs.  These employees devote significant time to the affairs of our General Partner and its affiliates and are compensated by our General Partner and its affiliates for the services rendered to them.  There may be significant conflicts between us and our General Partner and its affiliates regarding the availability of those employees to manage us and our Real Estate Investments.  However, under our agreement of limited partnership, our General Partner is required to devote such time to our affairs as it, in good faith, determines to be necessary for our business and operations.

Real Estate Manager

RRE Management manages or supervises the management of our Real Estate Investments under a real estate management agreement with us or the entity owning legal title to the Real Estate Investment in which we are participating.  RRE Management is a Delaware limited liability company that was formed in 2005 for the purpose of managing the Real Estate Investments of our General Partner and its affiliates either for their own account or for other real estate programs.  In October of 2007, Resource Residential, an indirect wholly owned subsidiary of Resource America, was formed to manage the real estate investments of RRE Management.  RRE Management has subcontracted with Resource Residential to manage all of our Properties since the respective dates of acquisition.

Resource Real Estate, Inc., or Resource Real Estate, an indirect wholly owned subsidiary of Resource America, is the parent company of our General Partner and an affiliate of RRE Management, which will also manage our Real Estate Investments.

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Relationship with Resource America

The following diagram shows the relationship between Resource America and its subsidiaries providing services to the Company, and the Company.  All such subsidiaries are wholly owned by their respective parent entities.

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Competition

We are a small real estate company that faces intense competition in all phases of our real estate operations.  See Item 1A, “Risk Factors – We may not be able to compete successfully.”  Most of our competitors are substantially larger than us, and many have greater financial, technical and marketing resources than we or our General Partner and its affiliates possess.  In the areas in which our properties are located, there are numerous other multifamily residential properties that compete with us for tenants.  We believe that we can compete effectively with these properties as a result of three programs established by our General Partner.  The first program involves market surveys of units available, their location, pricing and other variables so that we can, for units available in our buildings, reprice the rents we ask on a daily basis, allowing us to position our units appropriately in relation to units being offered by our competitors.  The second program is a lease assurance program that we are marketing to current and prospective tenants who are concerned about incurring substantial lease breakage penalties if they lose their jobs.  The lease assurance program allows tenants who sign new or renewal leases to terminate their leases without penalty within 45 days after they provide proof of an involuntary job loss.  The third program is a capital improvement program for each of the properties, more particularly described in Item 2 “Financial Information - Liquidity and Capital Resources.”

Distribution Allocations

Distributable cash, which includes both distributable cash from operations as well as from capital transactions will be distributed as described below.

Distributable cash from operations will be distributed in the following order of priority:

•
first, 100% to the limited partners until they have each received distributions from us, including distributions of distributable cash from capital transactions, equal to their respective preferred return of 8.25% if they subscribed for their units on or before October 15, 2008 or 8% if they subscribed for their units after October 15, 2008, which we refer to as the Preferred Return; and

•	thereafter, 80% to the limited partners and 20% to our General Partner.

Distributable cash from capital transactions, which includes cash received from the sale or refinancing of a Property, or the sale or repayment in full of all outstanding principal and interest due and owing to us on a Real Estate Debt Investment, will be distributed in the following order of priority:

•	first, 100% to our limited partners until they have each received distributions from us, including distributions of distributable cash from operations, equal to their respective Preferred Returns;

•
second, 100% to our limited partners until their respective adjusted capital contributions (essentially, invested capital less cash from capital contributions distributed to them) have been reduced to zero; and

•	thereafter, 80% to our limited partners and 20% to our General Partner.

Redemption of Units

We are permitted, in our General Partner’s sole discretion, to redeem units upon a unitholder’s request.  However, we have no obligation to redeem units at any time, and we can decline to redeem units for any reason. For example, if our General Partner determines that we do not have the necessary cash flow, taking into account future distributions to our other limited partners, investments, and foreseeable operating expenses, a unitholder’s request may be declined. In addition, our General Partner may not approve the redemption of units if it concludes that the redemption might cause our total unit transfers in the year, subject to certain exceptions, to exceed 2% of our total capital or profits interests. All of these determinations are subjective and will be made in our General Partner’s sole discretion.  We will also determine the redemption price based on provisions set forth in the Partnership Agreement. To the extent the formula for arriving at the redemption price has any subjective determinations, they will fall within the sole discretion of our General Partner.  If we lack the requisite liquidity to redeem the units, our General Partner, in its sole discretion, may purchase the units on generally the same terms as we would have redeemed the units.  As of the date of this registration statements we have not redeemed any units.

Sale of Units

From June 16, 2008 through August 31, 2009, we privately sold our units of limited partnership interest at $10.00 per unit to accredited investors, as that term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, or the Securities Act.  We refer to these sales as the Offering.  We sold a total of 3,274,655 units, including 180,768 units to our General Partner, for total proceeds, before commission, fees and expenses, of approximately $32.5 million.  Chadwick Securities, Inc., an affiliate of our General Partner, served as a dealer-manager in the Offering.  See Item 10 – “Recent Sales of Our Registered Securities” for more information.

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ITEM 1A.	RISK FACTORS

Risk factors have been omitted as permitted under rules applicable to smaller reporting companies.

ITEM 2.	FINANCIAL INFORMATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion relates to our financial statements and should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.  Statements contained in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are not historical facts may be forward-looking statements.  Such statements are subject to certain risks and uncertainties, which could cause actual results to materially differ from those projected.  Some of the information presented is forward-looking in nature.  Although the information is based on our current expectations, actual results could vary from expectations stated in this report.  Numerous factors will affect our actual results, some of which are beyond our control.  You are cautioned not to place undue reliance on this information, which speaks only as of the date of this report.  We assume no obligation to update publicly any forward-looking information, whether as a result of new information, future events or otherwise, except to the extent required by law.

Overview

We are a Delaware limited partnership that was formed on March 28, 2008 and commenced operations on June 16, 2008.  Through wholly owned subsidiaries, we own in fee, operate and invest in multifamily residential rental properties located in Georgia, Maine and Texas.  We also may invest in interests in real estate mortgages and other debt instruments that are secured, directly or indirectly, by a multifamily residential rental property or an interest in an entity that directly owns such a property.  As of December 31, 2009, and as of the date of this registration statement, we did not own any Real Estate Debt Investments.

Our General Partner is in the business of sponsoring and managing real estate investment limited partnerships and tenant in common programs, or TICs.  Our General Partner evaluates finances, refinances and sells or disposes of our Real Estate Investments as well as operates and manages our Real Estate Investments.  Our General Partner is an indirect wholly owned subsidiary of Resource America, Inc., or Resource America, a publicly traded company (NASDAQ: REXI) operating in the real estate, financial fund management and commercial finance sectors.

Our investment objectives are to preserve, protect and return the invested capital of the investors, to generate regular cash distributions from our operations and to generate gains from the potential appreciation in the value of the our Properties and cash distributions from the sale or refinancing of Properties or the sale or repayment in full of the Real Estate Debt Investments.

During the period between June 20, 2008 and August 31, 2009, we raised approximately $32.5 million through a private offering of our units of limited partnership interest, including approximately $1.6 million contributed by our General Partner.

As of December 31, 2009, we own five multifamily residential rental properties through our 100% owned subsidiaries, as follows:

Subsidiary	Apartment Complex	Purchase Date	Leverage Ratio (1)	Number of Units	Location
RRE Tamarlane Holdings, LLC, or Tamarlane	Tamarlane Apartments	07/31/08	68%	115	Portland, ME
RRE Bent Oaks Holdings, LLC, or Bent Oaks	Bent Oaks Apartments	12/10/08	57%	146	Austin, TX
RRE Cape Cod Holdings, LLC, or Cape Code	Cape Cod Apartments	12/10/08	57%	212	San Antonio, TX
RRE Woodhollow Holdings, LLC, or Woodhollow	Woodhollow Apartments	12/12/08	60%	108	Austin, TX
RRE Woodland Hills Holdings, LLC, or Hills	Woodland Hills Apartments	12/19/08	65%	228	Decatur, GA
				809

(1)	Face value of mortgage divided by total property capitalization, including reserves, escrows, fees and closing costs.

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The following table sets forth operating statistics about our multifamily residential rental properties for the year ended December 31, 2009:

Apartment Complex	Average Occupancy Rate (1)	Average Effective Rent per Square Foot (2)	Ratio of Operating Expense to Revenue (3)	Occupancy Rate at December 31, 2009
Tamarlane Apartments	93.3%	$1.04	46%	93%
Bent Oaks Apartments	90.8%	$0.87	63%	91%
Cape Cod Apartments	94.2%	$0.78	60%	97%
Woodhollow Apartments	94.8%	$0.85	64%	95%
Woodland Hills Apartments	92.9%	$0.65	49%	94%

(1)	Number of occupied units divided by total units adjusted for any unrentable units; average calculated on a weekly basis.

(2)	Average rental revenue divided by total rentable square footage.

(3)
Includes rental operating expenses excluding certain one time expenses funded from capex reserves and general and administrative expenses excluding asset management fees as a percentage of rental income excluding any adjustment for concessions.

The following provides a description of each of our Real Estate Investments:

Tamarlane Apartments is a high rise apartment building consisting of 115 units in one and two-bedroom configurations.  We purchased the apartment complex for $12.3 million.  The aggregate acquisition cost, which included acquisition and financing costs, tax and insurance escrows and advances and other assets and liabilities assumed, was approximately $12.8 million and included $1.0 million of equity from us and mortgage loans totaling $9.9 million which are secured by both a first and second mortgage on the property, as well as by an assignment of leases and rents to the lender as security.

Bent Oaks Apartments consists of ten two- and three-story garden-style buildings containing 146 units in one and two-bedroom configurations.  We purchased the apartment complex for $7.7 million.  The aggregate acquisition cost, which included acquisition and financing costs, tax and insurance escrows and advances and other assets and liabilities assumed, was approximately $8.1 million and included $2.0 million of equity from us and a mortgage loan of $6.1 million, which is secured by a first mortgage on the property, as well as by an assignment of leases and rents to the lender as security.

Cape Cod Apartments consists of 11 two- and three-story garden-style buildings containing 212 units in two and three-bedroom configurations.  We purchased the apartment complex for $8.2 million.  The aggregate acquisition cost, which included financing costs, tax and insurance escrows and advances and other assets and liabilities assumed, was approximately $8.6 million and included $2.2 million of equity from us and a mortgage loan of $6.4 million, which is secured by a first mortgage on the property, as well as by an assignment of leases and rents to the lender as security.

Woodhollow Apartments consists of 13 two- and three-story garden-style buildings containing 108 units in two-bedroom configurations.  We purchased the apartment complex for $6.6 million.  The aggregate acquisition cost, which included financing costs, tax and insurance escrows and advances and other assets and liabilities assumed, was approximately $6.9 million and included $1.7 million of equity from us and a mortgage loan of $5.2 million, which is secured by a first mortgage on the property, as well as by an assignment of leases and rents to the lender as security.

Woodland Hills Apartments consists of 25 two- and three-story residential buildings containing 228 units in one and two-bedroom configurations.  We purchased the apartment complex for $16.7 million.  The aggregate acquisition cost, which included financing costs, tax and insurance escrows and advances and other assets and liabilities assumed, was approximately $17.5 million and included $3.9 million of equity from us and mortgage loan of $13.6 million, which is secured by a first mortgage on the property, as well as by an assignment of leases and rents to the lender as security.

Results of Operations

During July 2008, we purchased one property which generated operating activity for five months of 2008.  During the month of December 2008, we purchased four properties.  As a result of the timing of our acquisitions, results for 2009 are not comparable to results for 2008.

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The following table sets forth the results of our operations for the periods indicated:
	For the year ended December 31,	For the period from March 28, 2008 (inception) to December 31,
	2009	2008
Revenues:
Rental income	$7,318,440	$880,402
Expenses:
Rental operating	3,760,938	360,819
Management fees – related party	655,062	69,762
General and administrative	310,817	52,710
Depreciation and amortization	3,387,687	316,830
Total expenses	8,114,504	800,121
(Loss) income before other (expense) income	(796,064)	80,281
Other (expense) income:
Interest expense	(2,220,240)	(324,667)
Interest expense – related party	−	(4,381)
Interest income	87,165	53,740
Net loss	$(2,929,139)	$(195,027)

Weighted average number of limited partner units outstanding	2,734,743	1,013,150

Net loss per weighted average limited partner unit	$(1.07)	$(0.19)

We generate our income from the net revenues we receive from our Properties.  We also may, in the future, generate funds from the sale or refinancing of our Properties.  Because we acquired our Real Estate Investments in mid to late 2008, we do not expect that we will sell or refinance our Properties for at least the next year.  Should the current recession continue or intensify, we could experience lower occupancy and lower rental revenues and higher operating costs all of which could harm our operations and financial condition, reduce the value of our Real Estate Investments and adversely affect the distributions to our limited partners.

Our operating results and cash flows from our Properties are affected by four principal factors:

•	occupancy and rental rates,

•	property operating expenses,

•	interest rates on the related financing, and

•	capital expenditures.

The amount of rental revenues from our Properties depends upon the occupancy rates and concessions granted.  Our Properties experienced an overall increase in the average occupancy rate during the year ended December 31, 2009 of approximately 1.7%, from an average occupancy rate at December 31, 2008 of 93.1% compared to an average occupancy rate at December 31, 2009 of approximately 94.8%. The average occupancy rate over the calendar year 2009 was 93.2%.  Unemployment among our resident base will often result in higher bad debt expenses as well as tenants moving out of apartment units prior to the expiration of their lease term.

The aggressive property-level programs that have been deployed by our Properties have led to the increase in occupancy rates experienced during the year ended December 31, 2009, including, in particular, our lease assurance program and our Lease Rent Optimizer, or LRO, program which includes rent concessions and a substantial capital improvements program.  Under our lease assurance program, we are marketing our apartment units to current and potential tenants who are worried about incurring substantial lease breakage penalties if they lose their jobs.  The program allows tenants who sign new or renewal leases to terminate their leases without penalty within 45 days after they provide proof of an involuntary job loss.  Under our LRO program, we seek to price our rents for apartment units on a daily basis, based upon inventory in the marketplace and competitors’ pricing.

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We seek to control operating expenses through our General Partner’s automated purchase order system that compares actual to budgeted expenses and requires management approval of variances, and through the use of third-party service providers to seek best available pricing.

With the exception of one property, our existing financing is at fixed rates of interest and, accordingly, our interest cost has remained stable during the period of our ownership of the Properties.  Because our existing financing extends through periods ranging from 2015 to 2019, we expect that our financing costs will remain stable during substantially all of our expected term.

Under our capital improvements program, more particularly described in “Liquidity and Capital Resources,” we expect to spend approximately $11.5 million in the next nine years for property improvements intended to increase the Properties’ appeal to tenants.  As we implement planned improvements to our Properties, we seek to increase our occupancy rates and our cash flow from operating activities.

Liquidity and Capital Resources

During the past two years, we raised approximately $32.5 million through the issuance of limited partnership interests including $1,626,915 from our General Partner.  The funds were used to purchase five properties.

The following table sets forth our sources and uses of cash:

	For the year ended December 31,	For the period from March 28, 2008 (inception) to December 31,
	2009	2008
Provided by operating activities	$1,038,578	$233,172
Used in investing activities	(3,047,816)	(11,223,248)
Provided by financing activities	11,132,949	14,290,376
	$9,123,711	$3,300,300

Our liquidity needs consist principally of capital to pay the Properties’ debt service, operating expenses, capital expenditures and monthly distributions to the limited partners.  Our ability to meet our liquidity needs will be subject to our ability to generate cash from operations as well as the amount of our cash reserves and working capital.  The ability to generate cash from operations will depend on the occupancy rates, rates charged to tenants compared with competing properties in the area and the ability of tenants to pay rent.  Occupancy rates can fluctuate based on changes in local market conditions where the Properties are located such as: excessive building resulting in an oversupply of similar properties, deterioration of surrounding areas or a decrease in market rates.  The rates charged to tenants compared to competing properties can be affected by a lack of perceived safety, convenience and attractiveness of a property.  As of December 31, 2009, we had $11.8 million in cash reserves and $600,000 in working capital.  We have spent $3,047,816 on capital expenditures such as extensive exterior paint projects, roof replacements, landscaping upgrades, additional amenities such as dog parks, parking lot paving, fixture upgrades, saltwater conversion of pools and turn over costs during the year ended December 31, 2009 as follows:

Subsidiary	Capital Expenditures	Future Capital Expenditures
Tamarlane	$423,062	$684,202
Bent Oaks	750,158	2,637,003
Cape Cod	225,415	2,998,819
Woodhollow	567,627	1,872,318
Hills	1,081,554	3,283,988
Totals	$3,047,816	$11,476,330

Future planned capital expenditures include additional landscaping, installation of entry gates, construction of a clubhouse, business center and fitness center, upgrades to exterior structures, replacing the HVAC condensing units, replacing water heaters, and additional interior renovations.

We expect to apply a substantial portion of our cash reserves to the future capital needs of our Properties.

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Legal Proceedings

We are a party to various routine legal proceedings arising out of the ordinary course of our business.  Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on our financial condition or operations.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and cost and expenses, and related disclosure of contingent assets and liabilities.  On an on-going basis, we evaluate our estimates, including those related to certain accrued liabilities.  We base our estimates on historical experience and on various other assumptions that we believe reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

We have identified the following policies as critical to our business operations and the understanding of our results of operations.

Property Acquisitions.  We allocated the purchase price of acquired properties to the acquired tangible assets and liabilities, consisting of land, building, tenant improvements, long-term debt and identified intangible assets and liabilities, including the value of above-market and below-market leases, the value of in place leases, the value of unamortized lease origination costs and the value of tenant relationships, based in each case on their fair values.  We amortize the value of in place leases on a straight-line basis over the average remaining term of each respective in place lease acquired.

Revenue Recognition.  We derive revenue primarily from the rental of residential housing units with lease agreement terms of approximately twelve months.  We recognize revenue in the period that rent is earned, which is on a monthly basis.

We recognized rent as income on a straight-line basis over the term of the lease for leases with varying rental payments.  We also recognize any incentives included in the lease on a straight-line basis over the term of the lease.

The future minimum rental payments to be received from noncancelable operating leases are approximately $3.8 million and $45,000 for the years ended December 31, 2010 and 2011, respectively, and none thereafter.

Impairment.  We review the carrying value of each property to determine if circumstances that indicate impairment in the carrying value of the investment exist or that depreciation periods should be modified.  If we determine that an asset’s estimated future cash flows will not be sufficient to recover its carrying amount, we will record an impairment charge to reduce the carrying amount for that asset to its estimated fair value.  We have recognized no impairments on our real estate assets at December 31, 2009 and 2008.

Off-Balance Sheet Arrangements

As of December 31, 2009 and 2008, we do not have any off-balance sheet arrangements or obligations, including contingent obligations, other than guarantees by our General Partner of certain limited standard expectations as defined in the mortgage notes which are secured by the Properties.

Recently Issued Accounting Standards

In June 2009, the Financial Accounting Standards Board, or the FASB, indentified the FASB Accounting Standards Codification, or ASC, as the authoritative source of accounting principles generally accepted in the United States of America, or GAAP, other than guidance put forth by the U.S. Securities and Exchange Commission.  All other accounting literature not included in the ASC will be considered non-authoritative.  Our adoption of this standard had no material impact on our consolidated financial statements.

In May 2009, the FASB issued guidance which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the issuance of the financial statements.  Provisions for this guidance were effective for interim and annual periods ending after June 15, 2009.  We adopted this guidance and revised our disclosures accordingly.

ITEM 3.	PROPERTIES

See Item 2 – “Financial Information – Overview.”

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ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number and percentage of our limited partnership interests owned by beneficial owners of 5% or more of our limited partnership interests as well as the beneficial ownership of our General Partner as of April 30, 2010.  Under the terms of the Partnership Agreement, our affairs are managed by our General Partner.  We do not have any officers or directors.  This information is reported in accordance with the beneficial ownership rules of the SEC under which a person is deemed to be the beneficial owner of a security if that person has or shares voting power or investment power with respect to such security or has the right to acquire such ownership within 60 days

Total of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of Class
Units of limited partnership interest	Resource Capital Partners, Inc. One Crescent Drive, Suite 203 Navy Yard Corporate Center Philadelphia, PA 19112	180,768	5.5%

None of the officers, directors, or employees of our General Partner own any units of limited partnership interest as of April 30, 2010.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS

As a limited partnership, we do not have any officers, directors or employees.  Rather, our general partner manages our activities and supervises our Real Estate Investments using its affiliates.  Officers of our General Partner and its affiliates may spend a substantial amount of time managing its business and affairs and may face a conflict regarding the allocation of their time between our business and affairs and their other business interests.

Directors and Executive Officers of Our General Partner

NAME	AGE	POSITION OR OFFICE
Jonathan Z. Cohen	39	Director
Alan F. Feldman	46	Director and Senior Vice President
David E. Bloom	45	Director and Senior Vice President
Kevin M. Finkel	38	President
Steven R. Saltzman	46	Vice President of Finance
Darshan V. Patel	38	Chief Legal Officer and Secretary

Jonathan Z. Cohen, a Director since 2002.  Mr. Cohen also has served as Chairman and a Director of Resource Real Estate Management since 2005 and as Chief Executive Officer, President and a Director of Resource Capital Corp., a real estate investment trust, or REIT, since its formation in 2005.  Mr. Cohen has been President since 2003, and Chief Executive Officer since 2004, of Resource America and also has served since 2005 as Chairman and a Director of Resource Financial Institutions Group, Inc., a wholly owned subsidiary of Resource America which sponsored affiliated partnerships which invest in financial institutions.  Mr. Cohen was Executive Vice President of Resource America from 2001 to 2003, Senior Vice President from 1999 to 2001 and Chief Operating Officer from 2002 to 2004.  Mr. Cohen has been Vice Chairman of the Managing Board of Atlas Pipeline Partners GP, LLC, since its formation in 1999, Vice Chairman of Atlas Energy, Inc. (formerly Atlas America, Inc.), a publicly-traded (NASDAQ: ATLS) natural gas and oil exploration and production company since 2000, and Vice Chairman of Atlas Energy Resources, LLC, a natural gas and oil exploration and production company that was acquired in 2009 by Atlas Energy, Inc., since 2006.  Mr. Cohen was the Vice Chairman of RAIT Investment Trust, (now RAIT Financial Trust) a publicly-traded (NYSE: RAS) REIT, from 2003 to 2006, and Secretary, trustee and a member of RAIT’s investment committee from 1997 to 2006.

Alan F. Feldman, a Director and Senior Vice President since 2004.  Mr. Feldman has served as Chief Executive Officer of Resource Real Estate since 2004, President and a Director of Resource Real Estate Management since 2005 and a Senior Vice President of Resource America since 2002.  Mr. Feldman was President of Resource Properties, Inc., an indirect, wholly owned subsidiary of Resource America, from 2002 to 2005.  From 1998 to 2002, Mr. Feldman was a Vice President at Lazard Freres & Co., an investment banking firm, specializing in real estate mergers and acquisitions, asset and portfolio sales and recapitalization.  From 1992 through 1998 Mr. Feldman was an Executive Vice President of the Pennsylvania Real Estate Investment Trust and its predecessor, The Rubin Organization, where he was responsible for the firm’s 20 million square feet of managed retail properties.  From 1990 to 1992 Mr. Feldman was a Director at Strouse, Greenberg & Co., a regional full service real estate company.  From 1986 through 1988, Mr. Feldman was an engineer at Squibb Corporation.

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David E. Bloom, a Director since 2002, President from 2002 to 2006 and Senior Vice President since 2006.  Mr. Bloom has also served as President and a Director of Resource Real Estate, Inc., a real estate subsidiary of Resource America, responsible for sourcing investments, since 2004, and as Senior Vice President of Resource America, a position he has held since September, 2001.  Mr. Bloom joined Resource America from Colony Capital, LLC, a Los Angeles-based real estate fund, where he was a Senior Vice President as well as a Principal of Colony Capital Asia Pacific from 1999 to 2001.  While at Colony, Mr. Bloom was responsible for the identification, evaluation and consummation of new investments, and he actively participated in the firm’s equity and debt raising efforts.  From 1998 to 1999 Mr. Bloom was a Director at Sonnenblick-Goldman Company, a New York based real estate investment bank.  From 1992 to 1998, Mr. Bloom practiced law in the real estate and corporate departments of Wilkie Farr & Gallagher in New York and Drinker Biddle & Reath in Philadelphia.  Prior to practicing law, Mr. Bloom began his real estate career in 1987 as an Acquisitions and Development Associate with Strouse, Greenberg & Company, a regional full-service real estate company.

Kevin M. Finkel, President since 2006 and Senior Vice President from 2003 to 2006.  Mr. Finkel has also served as Executive Vice President since 2007 and Director of Acquisitions since 2004 of Resource Real Estate.  Mr. Finkel joined Resource America in 2002, and has been a Vice President of Resource America since 2006.  Prior to joining Resource America, Mr. Finkel was an Associate at Lehman Brothers.  Prior to working at Lehman Brothers, Mr. Finkel was an investment banker at Barclays Capital and Deutsche Bank Securities.

Steven R. Saltzman, Vice President of Finance since August 2003.  Mr. Saltzman has also served as Vice President and Controller of Resource Real Estate since 2004 and Vice President of Finance of Resource Real Estate Management since 2006.  From 1999 to 2003, Mr. Saltzman was Controller at WP Realty, Inc., a regional developer and property manager specializing in community shopping centers.  Mr. Saltzman began his real estate career in 1988 as a Property Controller at The Rubin Organization, a predecessor to the Pennsylvania Real Estate Investment Trust.  Mr. Saltzman began his professional career at Price Waterhouse (now PricewaterhouseCoopers) from 1985 to 1988.

Darshan V. Patel, Chief Legal Officer and Secretary since 2002.  Mr. Patel has also served as Vice President of Resource America since 2005, and as Chief Legal Officer and Associate General Counsel for Resource America since 2001.  From 1998 to 2001, Mr. Patel was associated with the law firm of Berman, Paley, Goldstein & Kannry practicing commercial litigation and real estate.  From 1996 to 1998, Mr. Patel was associated with the law firm of Glynn & Associates practicing litigation and real estate.

ITEM 6.	EXECUTIVE COMPENSATION

We have no directors or officers and we do not directly employ any persons to manage or operate our business.  Our affairs are managed by our General Partner and its affiliates.  As compensation for its services, we pay our General Partner various fees as set forth in Item 7.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND
DIRECTOR INDEPENDENCE

Fees and Expenses Payable to our General Partner

We pay our General Partner and its affiliates the following fees for their services.

Reimbursement of Acquisition Expenses and Other Expenses

We reimburse our General Partner and its affiliates for expenses incurred by them in connection with their duties to us.  For example, our General Partner may be reimbursed for the cost of goods and services used for or by us and obtained by our General Partner or its affiliates from non-affiliates.  These reimbursements include acquisition expenses related to Real Estate Investments, provided that the Real Estate Investments are acquired by us, and include such acquisition expenses as:

•	real estate commissions paid to non-affiliated third-parties; and

•	travel expenses incurred by officers and employees of our General Partner or its affiliates in evaluating Real Estate Investments we acquire.

Also, our General Partner may be reimbursed for administrative expenses that it incurs for our prudent operation if the reimbursement does not exceed the lesser of:

•	its actual cost; or

•	the amount we would be required to pay to non-affiliates for comparable administrative services in the same geographic location.

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For the year ended December 31, 2009 and the period ended December 31, 2008, we reimbursed our General Partner $0 and $149,441, respectively, for acquisition and other expenses.

Allowance for Organization Expenses

The General Partner or its affiliates received a nonaccountable organization expense allowance for organization expenses of the Offering in an amount equal to 2.5% of the gross offering proceeds.  This allowance was used for our:

•	legal and accounting fees associated with qualification and sale of units under federal and state law;

•	printing expenses for the offering materials;

•	state securities filing and qualification fees for the offer and sale of the units;

•	financial, advisory, marketing, structuring and overhead expenses incurred by the General Partner in organizing us and preparing for the offering; and

•	similar fees and expenses.

To the extent that the actual amount of organization expenses was less than the Organization Expense Allowance, the excess may be deemed to be compensation to the General Partner for its services in organizing us.  For the year ended December 31, 2009 and the period ended December 31, 2008, our General Partner earned $406,645 and $406,813, respectively, in organization expense allowance.  Of these amounts, $284,162 and $115,021, respectively, were treated as compensation by our General Partner.

Property Acquisition Fees

We pay our General Partner or its affiliates a property acquisition fee equal to 1.75% of the purchase price of our Properties.  This fee is for our General Partner’s services in:

•	identifying investment opportunities in Properties;

•	the financial analysis of the Properties;

•	structuring the transaction for the acquisition of the Properties; and

•	due diligence examinations of the Properties and the respective markets where the Properties are situated.

For the year ended December 31, 2009 and the period ended December 31, 2008, our General Partner earned $0 and $1,099,514, respectively, in property acquisition fees.

‘Purchase price’ generally means the price paid for the purchase of a Property, excluding acquisition expenses.  The purchase price also includes the amount of any reserves that we establish, when we acquire the Property, for future capital expenditures related to capital improvements or replacements to the Property, the fees with respect to any related financing and all liens and encumbrances on the Property, and defeasance fees.

Property Financing Fees

We pay our General Partner or its affiliates a property financing fee equal to 1.75% of the face amount of any financing that we obtain or assume that is included in the purchase price for our interest in the Properties.  We do not pay property financing fees for Real Estate Debt Investments.  This fee is for our General Partner’s or its affiliates’ services in obtaining the financing and negotiating the terms.  For the year ended December 31, 2009 and the period ended December 31, 2008, our General Partner earned $0 and $721,753, respectively, in property financing fees.

Real Estate Debt Origination Fee

We will pay our General Partner or its affiliates a real estate debt origination fee equal to 5% of the purchase price of any Real Estate Debt Investments that we may seek to acquire in the future.  This fee will be for our General Partner’s services in:

•	identifying investment opportunities in Real Estate Debt Investments;

•	the financial analysis of the Real Estate Debt Investments;

•	structuring the transaction for the acquisition of the Real Estate Debt Investments; and

•	due diligence examinations of the Properties securing, directly or indirectly, the Real Estate Debt Investments and the respective markets where the Properties are situated.

There were no Real Estate Debt origination fees for the year ended December 31, 2009 and the period ended December 31, 2008.

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Real Estate Management Fees

We pay Resource Real Estate Management, an affiliate of our General Partner, a monthly real estate management fee of 5% of our gross cash receipts from the operation of our Properties.  This fee is for Resource Real Estate Management’s services in managing the Properties or obtaining and supervising subcontractor Property managers, which may be affiliates of Resource Real Estate Management or independent third-parties.  Resource Real Estate Management is permitted to manage the Properties through a property management affiliate or subcontract the management of the Properties out to unaffiliated third-party subcontractors.  If Resource Real Estate Management subcontracts the management of the Properties, then it will pay all management fees payable to the subcontractor managers of our Properties.  For the year ended December 31, 2009 and the period ended December 31, 2008, Resource Real Estate Management earned $363,785 and $41,373, respectively, in real estate property management fees.

Real Estate Debt Management Fees

We do not own any Real Estate Debt Investments, so we have not paid any Real Estate Debt Management fees.  If we do acquire any Real Estate Debt Investments, we will pay Resource Real Estate Management a monthly real estate management fee of 0.167% (2% per annum) of the gross offering proceeds that have been, and continue to be, deployed in Real Estate Debt Investments.  This fee is for Resource Real Estate Management’s services in monitoring the performance of our Real Estate Debt Investments, including:

•	the collection of amounts owed to us;

•
reviewing on an as-needed basis the underlying multifamily residential rental properties serving, directly or indirectly, as collateral for the Real Estate Debt Investments and the owners of those properties, and the markets in general, to identify any potential problem loans; and

•	determining whether or when to sell a Real Estate Debt Investment.

We pay Resource Real Estate Management or its affiliates the real estate management fees for our Real Estate Investments from our operating revenues and our General Partner may, in its discretion, from time to time defer payment of all or any portion of such fees related to our Real Estate Investments, and accrue the same, if it deems our operating revenues are insufficient to pay such fees and still satisfy our investment objectives.  We will pay any deferred fees to Resource Real Estate Management when our General Partner deems our operating revenues are sufficient to make such payment.

There were no Real Estate Debt Management fees for the year ended December 31, 2009 and the period ended December 31, 2008.

Investment Management Fees

We pay our General Partner or its affiliates an annual investment management fee payable from our revenues in an amount equal to 1% of the gross offering proceeds from the offering that have been, and continue to be, deployed in Real Estate Investments.  The investment management fee is for our General Partner’s professional services rendered in our administration, including, but not limited to, the preparation and distribution of our required quarterly and annual reports to our limited partners.  Since the annual investment management fee is for our General Partner’s professional services, it is in addition to the reimbursements we pay our General Partner for administrative expenses that it and its affiliates incur on our behalf as described below in “– Reimbursement of Administrative Expenses and Direct Costs.”  Up to 100% of our General Partner’s annual investment management fee is subordinated to our limited partners’ receipt of their Preferred Return.  Our General Partner is entitled at any time to an additional share of our cash distributions to recoup any investment management fees or distributions that were previously subordinated to the extent that our cash distributions to our limited partners exceeds their Preferred Return.  For the year ended December 31, 2009 and the period ended December 31, 2008, our General Partner earned $291,277 and $28,389, respectively, in investment management fees.

Reimbursement of Administrative Expenses and Direct Costs

We pay all of the expenses that we incur, including acquisition expenses, which are separately charged to us rather than to our General Partner or its affiliates, and are approved by our General Partner.  In addition, except as otherwise expressly provided in the Partnership Agreement, expenses incurred by our General Partner and its affiliates in performing their duties under the Partnership Agreement will not be included in the fees we pay to our General Partner and its affiliates, but will be charged for reimbursement separately to us by our General Partner or its affiliates performing those duties.  These reimbursable expenses include:

•	actual direct costs of goods and services obtained by our General Partner or its affiliates from independent third-parties that are used for, or by, us, including acquisition expenses; and

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•
expenses of administrative services provided by our General Partner or its affiliates, including acquisition expenses and out-of-pocket expenses, allocated expenses, and personnel expenses (other than personnel expenses allocated to controlling persons of our General Partner or its affiliates) incurred in connection with the management of our Real Estate Investments, provided that the reimbursement may not exceed the lesser of:

-	its or their actual cost for those administrative services; or

-	the amount we would be required to pay to third-parties for comparable administrative services in the same geographic location.

The reimbursement of expenses is subject to the following limitations:

•
no reimbursement may be made for those administrative services if our General Partner or any affiliate is entitled to compensation from us in the form of a separate fee or reimbursement for those administrative services; and

•
our General Partner and its affiliates will not be reimbursed by us for amounts expended by them with respect to their rent, personnel, depreciation, utilities, capital equipment, or similar overhead or administrative items which relate primarily to the activities of our General Partner or its affiliates, rather than our activities.

Items that may be reimbursed to our General Partner and its affiliates include expenses for telephone, postage, travel, meals and lodging and similar expense items incurred in performing their duties.  For the year ended December 31, 2009 and the period ended December 31, 2008, there were no reimbursements of expenses and direct costs.

Property Financing Fee for Refinancing a Property

We pay our General Partner or its affiliates a property financing fee equal to 0.5% of the face amount of any refinancing we obtain for our interest in Properties.  This fee is for our General Partner’s or its affiliates’ services in obtaining the financing and negotiating its terms.  The property financing fee for refinancing will not be paid for Real Estate Debt Investments.  We did not refinance any Properties during the year ended December 31, 2009 and the period ended December 31, 2008, and, accordingly, no fees were paid.

Other Compensation

We may borrow funds from our General Partner and its affiliates and the interest we pay will be compensation to our General Partner or its affiliate that provides the loan.  However, the rate of interest and other amounts they charge us for the loan may not exceed those that would be charged by unrelated lenders on comparable loans for the same purpose in the same geographic area.

Cash Distributions to our General Partner

Cash distributions from our operations will be first paid to our limited partners until they have received distributions totaling their Preferred Return and thereafter, 80% to our limited partners and 20% to our General Partner.

Cash distributions from our capital transactions which include cash we receive from the sale or refinancing of a Property or the sale or repayment of full or all outstanding principal and interest due and owing to us on a Real Estate Debt Investment are distributed in the following order:

•	first, 100% to our limited partners until they receive distributions totaling their Preferred Return;

•	second, 100% to our limited partners until their respective adjusted capital contribution has been reduced to zero; and

•	thereafter, 80% to our limited partners and 20% to our General Partner.

When we dissolve and liquidate, we will distribute the liquidation proceeds in the following order of priority:

•	first, to the payment of our creditors in the order of priority provided by law, except obligations to partners or their affiliates;

•	next, to establish any reserve that our General Partner (or any other person effecting the winding up) determines is reasonably necessary for any contingent or unforeseen liability or obligation;

•
next, to the payment of all unpaid fees (other than our General Partner’s right to reimbursement of any previously subordinated distributions) and other obligations owed by us to our General Partner and its affiliates (other than expense reimbursements), such as loans to us, in proportion to, and to the extent of, the unpaid fees, advances and other obligations to our General Partner and its affiliates under the Partnership Agreement;

•
next, to the payment of all expense reimbursements (other than our General Partner’s right to reimbursement of any previous subordination distributions to our limited partners) to which our General Partner or its affiliates may be entitled under the Partnership Agreement;

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•	next, to the partners in proportion to, and to the extent of, the positive balances of their capital accounts;

•	next, 100% to our limited partners until they have received their respective Preferred Return;

•	next, to our General Partner as reimbursement for any previous subordination distributions to our limited partners, if any; and

•	thereafter, 80% to our limited partners and 20% to our General Partner.

Conflicts of Interest

Our General Partner is subject to various conflicts of interest and, since our General Partner controls our management, these conflicts will not be resolved through arms-length negotiations.  However, some provisions of the Partnership Agreement are designed to protect our limited partners’ interests in conflict of interest matters, including provisions which:

•	limit the actions our General Partner and its affiliates may take in managing us and our Real Estate Investments;

•	limit the compensation and fees payable to them; and

•	limit the expenses for which they will receive reimbursement.

However, the Partnership Agreement does not directly address every potential conflict of interest that may arise.  In those matters, our General Partner must exercise its judgment consistent with its fiduciary duties and without established conflict of interest resolution standards or procedures.  As a result, these conflicts may be resolved in the best interest of our General Partner.  Some of these potential conflicts are discussed below.

In addition, our General Partner depends on its indirect parent company, Resource America, for management and administrative functions and financing for capital expenditures.  Neither the Partnership Agreement nor any other agreement requires Resource America to pursue a future business strategy that favors us.  Resource America’s directors and officers have a fiduciary duty to make decisions in the best interests of the stockholders of Resource America.  Because our General Partner is allowed to take into account the interests of other parties such as Resource America in resolving its conflicts of interest, this has the effect of limiting our limited partners’ ability to take action against our General Partner and its affiliates.

The Compensation Payable to our General Partner and its Affiliates Is Not the Result of Arms’ Length Negotiations

Our General Partner and its affiliates receive compensation in connection with our operation and liquidation as described above.  Although our General Partner believes that the compensation is reasonable, the compensation was not determined by arm’s length negotiation.

Monitoring Compliance With Agreements By Affiliates

Our General Partner must monitor and enforce the compliance of its affiliates, RRE Management and Resource Residential, with their respective real estate management agreements and its own compliance with the Partnership Agreement.

Our General Partner and its Affiliates Engage in Activities That May Compete With Our Activities

Our General Partner and its affiliates are not prohibited from investing in, acquiring, operating or selling Real Estate Investments, including multifamily residential rental properties or interests in debt instruments secured, directly or indirectly, by such Properties, either on their own behalf or on behalf of private or public partnerships or other entities that they, or others, including their affiliates, have formed or may form in the future.  Our General Partner and its affiliates also may own, control and/or manage real estate investments, including properties or interests in debt instruments secured, directly or indirectly, by such properties, in which we have no interest and in the same general areas where we acquire our Real Estate Investments.

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Accordingly, our Real Estate Investments may compete for tenants with those owned by our General Partner or its affiliates, including their affiliated investment programs.  Also, real estate investments owned or controlled by our General Partner or its affiliates, or which secure debt investments owned by our General Partner or its affiliates in which we have no interest, may be enhanced by our purchase of a real estate investment in the same general area.  Our General Partner also may be subject to conflicts of interest with respect to recommendations to our limited partners to sell a Real Estate Investment if it or its affiliates own other Real Estate Investments in the same area or which secure debt investments owned by our General Partner or its affiliates that they also want to sell.  In this regard, Resource Capital Corp., or RCC, is a publicly-traded real estate specialty finance company that qualifies as a REIT for federal income tax purposes.  RCC is externally managed by Resource Capital Manager, Inc., an affiliate of our General Partner.  Since RCC’s targeted investments include, but are not limited to, B notes and mezzanine debt, which may be secured, directly or indirectly, by multifamily residential rental properties, RCC may compete with us with respect to any Real Estate Debt Investments that we may acquire in the future.

Actions Taken by our General Partner May Affect the Amount of Cash Available for Distribution to Our Limited Partners and the Compensation of Our General Partner

The amount of cash we have available for distribution to our limited partners is affected by our General Partner’s decisions regarding various matters, including:

•
whether our General Partner will, in its discretion, defer and accrue any portion or all of the Real Estate Management Fees payable by us to Resource Real Estate Management or its affiliates with respect to our Properties under the circumstances described above;

•	the amount and timing of our Real Estate Investment purchases and sales;

•	the amount and timing of our cash expenditures;

•	the amount and terms of financing we obtain with respect to our Properties; and

•
the creation, reduction or increase of our reserves, including possible reserves for future capital expenditures for capital improvements or replacements related to the Properties that will be included in the purchase price of the Properties and, thus, increase certain fees payable to our General Partner.

Under applicable state limited partnership laws, our General Partner will be liable for our obligations to the extent that they exceed our assets.  As a result, our General Partner has the right to cause us to establish and maintain reserves (which are in addition to any capital reserves related to our Properties) in the amounts our General Partner believes are necessary to meet our obligations and contingent liabilities.  Because our General Partner may be exposed to liability to our creditors if our reserves are insufficient to pay our obligations and contingent liabilities, our General Partner may have a conflict of interest in allocating our cash flow between distributions to our limited partners and establishing reserves.  To the extent that our General Partner increases the amount of our cash reserves, the amount of cash available for distributions to our limited partners will be deferred and may decrease.

The Fund May Engage in Transactions with the General Partner and Its Affiliates

As described above, we enter into transactions with our General Partner and its affiliates.  Also, our General Partner currently relies on contributions from its indirect parent company, Resource America, to meet its ongoing obligations.  In addition, under the Partnership Agreement, when our General Partner or any affiliate provides us with goods or services that are not otherwise provided for in the Partnership Agreement, which is not anticipated by the General Partner, their fees must be competitive with the fees charged by unaffiliated third-parties in the same geographic area engaged in similar businesses.

Although no loans may be made by us to our General Partner or its affiliates, our General Partner and its affiliates may loan or advance funds to us, provided that the rate of interest and other amounts that would be charged to us (without reference to the loaning General Partner’s or affiliate’s financial abilities or guarantees) do not exceed those that would be charged by unrelated lending institutions on a comparable loan for the same purpose in the same geographic area and the other terms of the loan are no less favorable to us than those that could be obtained from those unrelated lending institutions.

During the year ended December 31, 2008, we borrowed $1,872,429 from our General Partner to facilitate the purchase of a property.  The note bore interest at the prime rate and was paid in full in August 2008.  We incurred interest expense of $4,381 while the note was outstanding.

We Have not Retained Separate Counsel or Other Professionals

The legal counsel that represents our General Partner also represents us.  None of the agreements and arrangements between us and our General Partner and its affiliates were negotiated on an arm’s length basis.

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The attorneys, accountants and other experts who perform services for us also perform services for our General Partner, its affiliates and other partnerships or ventures that our General Partner or its affiliates may sponsor.  However, should a dispute arise between us and our General Partner, we will retain separate legal counsel to represent us in the matter.  Also, if counsel advises our General Partner that counsel reasonably believes its representation of us will be adversely affected by its responsibilities to our General Partner, then our General Partner will cause us to retain separate counsel.

We Must Reimburse our General Partner and its Affiliates for Expenses

We must reimburse our General Partner and its affiliates for certain costs incurred by them on our behalf.  Our General Partner will determine the amount of any reimbursement, subject to limitations set forth in the Partnership Agreement.  See “Fees and Expenses Payable to our General Partner.”

We Do Not Have Any Employees and Rely on the Employees of our General Partner and its Affiliates

We do not have any officers or employees and rely solely on officers and employees of our General Partner and its affiliates for our management and that of our Real Estate Investments.  Employees of our General Partner and its affiliates who provide services to us are not required to work full-time on our affairs.  These employees will devote significant time to the affairs of our General Partner and its affiliates and will be compensated by our General Partner and its affiliates for the services rendered to them.  Therefore, there may be significant conflicts between us and our General Partner and its affiliates regarding the availability of those employees to manage us and our Real Estate Investments.

Our General Partner Invested in us as a Limited Partner

Our General Partner has purchased units as a limited partner in an amount equal to at least 5% of our gross offering proceeds.  The subscription price paid by our General Partner was at a 10% discount to the price in the Offering.  Even though it paid a reduced price for the units, our General Partner will generally share in our income, losses and cash distributions on the same basis as the other limited partners, and it will generally have the same voting rights.  There may be a conflict with respect to matters in which our General Partner or its affiliates have an interest.  As a result of the discounted price, our General Partner’s return on invested capital for its limited partner units will be greater than the rate of return received by a limited partner who paid the full subscription price.

Conflicts Regarding Redemption of Units.

Limited partners may present their units to us for redemption at any time. This creates the following conflicts of interest between us and our limited partners:

•
We have no obligation to redeem the units at any time, and we may decline to redeem the units for any reason. For example, if our General Partner determines that we do not have the necessary cash flow, taking into account future distributions to our other limited partners, investments, and foreseeable operating expenses, we may decline the redemption request. In addition, our General Partner may not approve the redemption of units if it concludes that the redemption might cause our total unit transfers in the year, subject to certain exceptions, to exceed 2% of our total capital or profits interests. All of these determinations are subjective and will be made in our General Partner’s sole discretion.

•
We will also determine the redemption price based on provisions set forth in the Partnership Agreement. To the extent the formula for arriving at the redemption price has any subjective determinations, they will fall within the sole discretion of our General Partner.

If we lack the requisite liquidity to redeem the units, our General Partner, in its sole discretion, may purchase the units on generally the same terms as we would have redeemed the units.

Parents of Partnership

Our General Partner may be deemed to be a parent of us due to its rights and duties as general partner under our Partnership Agreement.  For a description of our Partnership Agreement, see Item 11, “Description of Registrant’s Securities to be Registered – Summary of the Partnership Agreement.”  For the ownership of units of limited partnership interest in us by our General Partner, see Item 4, “Security Ownership of Certain Beneficial Owners and Management.”  For a chart showing the parents of our General Partner, see Item 1, “Business−Relationship with Resource America.”

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ITEM 8.	LEGAL PROCEEDINGS

We are not subject to any pending material legal proceedings.

ITEM 9.	MARKET PRICE AND DIVIDENDS ON REGISTRANT’S COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS

Our limited partner units are not publicly traded.  There is no market for our limited partner units and it is unlikely that any will develop.  The following table shows the number of equity security holders:

Title of Class	Number of Partners as of December 31, 2009
Limited Partner unit holders	587
General Partner interest	1

Total distributions paid to limited partners for the year ended December 31, 2009 and the period ended December 31, 2008 were $1,276,309 and $71,078, respectively.

As of the date of this report, 3,274,655 limited partnership units are outstanding.  We pay distributions monthly.  No distributions were paid to our General Partner for either year.  Total distributions paid to the limited partners for the year ended December 31, 2009 and the period ended December 31, 2008 were $1,276,309 and $71,078, respectively.  The following table details these distributions by month for the year ended December 31, 2009 and the period ended December 31, 2008:

	2009		2008
	Distributions	Per Unit	Distributions		Per Unit
January	$38,683	$0.023	$	−	$0.000
February	81,437	0.042		−	0.000
March	82,175	0.038		−	0.000
April	96,969	0.042		−	0.000
May	98,637	0.041		−	0.000
June	107,548	0.043		−	0.000
July	111,060	0.041		−	0.000
August	121,634	0.043		−	0.000
September	128,120	0.042		5,946	0.018
October	128,166	0.039		13,484	0.018
November	145,463	0.044		22,470	0.020
December	136,417	0.042		29,178	0.020
Total distributions for the year	$1,276,309	$0.480		$71,078	$0.076

We do not have any equity compensation plans.

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ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding securities we have issued within the past three years.

From June 16, 2008 (commencement of the initial offering period) through August 31, 2009, we sold limited partnership interests at $10 per unit.  We sold an aggregate of 3,274,655 units for a total of $32,538,309.  The following table shows the use of proceeds from the Offering through December 31, 2009:

Offering proceeds		$32,358,309

Expenses:
Sales commissions (1)		(2,146,429)
Underwriting fees (1)		(613,265)
Reimbursement of due diligence expenses		(306,633)
Organization and offering expenses (2)		(813,458)
Offering expenses		(3,879,785)

Net offering proceeds		28,478,524
Reserves		(330,804)
Total proceeds available for investment		$28,147,720
Use of proceeds for investment:
Total purchase price of properties		$51,300,000
Total leverage		$41,243,000

Property acquisition fee		$1,099,514
Property financing fee		$721,753
Real estate debt origination fee	$	−
Working capital reserve	$	−

(1)	Paid to an affiliate of our General Partner which was then remitted to third parties.

(2)	Paid to our General Partner.

Chadwick Securities, Inc., an affiliate of our General Partner, served as a dealer-manager and offered our limited partnership interests on a “best efforts” basis.  We also offered our limited partnership interests through a small number of other selected registered broker-dealers who were members of the National Association of Securities Dealers, Inc., and currently members of the Financial Industry Regulatory Authority.  Our limited partnership interests were sold to persons and entities that were accredited investors as that term is defined in Rule 501(a) of Regulation D.

The aggregate proceeds of securities sold during the above mentioned period was approximately $32.5 million, of which $1.6 million was from units sold to our General Partner.  All of our securities were sold for cash consideration.  Our General Partner undertook to purchase units as a limited partner in an amount equal to 5% of the gross offering proceeds from the Private Placement except that it did not pay the dealer-manager fee, sales commission, marketing expense fee or due diligence fee to Chadwick Securities.  Chadwick Securities received the following fees on each unit it sold:

•	a 2% dealer-manager fee;

•	a 7% sales commission;

•	a 0.75% nonaccountable marketing expense fee, which was reduced by the amount of any marketing expenses we reimbursed our General Partner; and

•	a 0.25% nonaccountable due diligence fee, which was reduced by the amount of any due diligence expenses we reimbursed our General Partner.

Our General Partner also used the services of wholesalers who were registered through Chadwick Securities and employed and compensated by it or its affiliates.  The entire 2% dealer-manager fee was reallowed to wholesalers who were associated with our General Partner and registered through Chadwick Securities for subscriptions obtained through their efforts, or to the selling agents.

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We reimbursed our General Partner for marketing expenses it incurred or paid up to the amount of the nonaccountable marketing expense fee we paid to Chadwick Securities and the due diligence expenses that our General Partner incurred up to the amount of the nonaccountable due diligence fee we paid to Chadwick Securities.  We also paid our General Partner an organizational expense allowance for the organizational expenses of the Private Placement in an amount equal to 2.5% of the gross offering proceeds of the Private Placement, as discussed in Item 7, “Certain Relationships and Related Transactions, and Director Independence.”

Our securities were offered and sold without means of general solicitation.  The offering was made through selected broker-dealers who directed offers only to persons known or reasonably believed to be accredited investors.  We provided all investors with a private placement memorandum prior to their purchase of the units.  In making our offering of securities, we relied upon the exemptions from registration under the 1933 Act contained in Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

We are registering units representing our limited partnership interests which were privately offered.  The limited partners are entitled to participate in distributions, as set forth in Item 1, “Business – Distribution Allocations,” and to exercise the right and privileges available to limited partners under our partnership agreement, as set forth in “Summary of the Partnership Agreement” in this section.

A limited partner may request that we redeem some or all of its units.  If our General Partner determines in its sole discretion to permit such redemption, the redemption price will depend on when the units are presented for redemption.  If a unit is presented for redemption during our operating period, the redemption price will equal the initial amount the limited partner paid for that unit, less all distributions with respect to that unit and less all organization and offering expenses allocated to that unit.  If a unit is presented for redemption during our liquidation period, the redemption price will equal the partnership equity for one unit as set forth on our latest balance sheet before the redemption request, which may be unaudited, less distributions we made to the limited partner with respect to that unit since the date of the balance sheet.  However, if a unit of a deceased limited partner is presented for redemption at any time during our term, the redemption price will equal the initial investment amount the deceased limited partner paid for that unit, less all distributions we made to the deceased limited partner on account of that unit, but without deduction for any allocable organization and offering expenses.

We have no obligation to redeem our units, and will do so only in our General Partner’s sole discretion.  In any calendar year, we will not redeem any units that, in the aggregate, together with all other transfers of units made to date during the calendar year, subject to certain exceptions, exceed 2% of our total capital or profits interests, or which our General Partner reasonably believes might exceed 2% of our total capital or profits interests, as of the last day of the calendar year.  This limitation is required so that we will not be treated as a publicly traded partnership for tax purposes.  If our General Partner believes that the 2% limitation may be reached before year-end, we may redeem only a portion, or none, of the units for which redemption is sought.

In addition, units may not be redeemed if the redemption would impair our capital or operations, which our General Partner will determine in its sole discretion.  Cash used to redeem units will reduce our cash available for making distributions to the remaining limited partners.  Also, if we receive requests to redeem more units than there are funds available to redeem, our General Partner expects to give priority first, to hardship redemptions (e.g. requests arising from death, major medical expense, family emergency, disability, a material loss of family income, etc.); second, to provide liquidity for IRAs or qualified plans to meet required distributions; and third, to all other redemption requests.

If we redeem all of a limited partner’s units, it will no longer be a limited partner but it will not be released from liability to the extent of any distributions made to it in violation of Delaware law, including any return of or on its investment.  Furthermore, the redemption of units may result in taxable income.  If we do not have sufficient liquidity to redeem the units, our General Partner may, in its sole discretion, purchase the limited partner’s units on generally the same terms as we would have redeemed such limited partner’s units.

Summary of the Partnership Agreement

The following is a summary of the material terms and provisions of our Partnership Agreement, a copy of which is attached as an exhibit to this Registration Statement and is incorporated herein by this reference.  Each prospective investor should read the Partnership Agreement carefully before making any investment in us.  The following description is a summary only, is not intended to be complete and is qualified in its entirety to the Partnership Agreement itself.

General

We will terminate on March 28, 2016, unless we are sooner dissolved or terminated as provided in the Partnership Agreement.  Our General Partner from time to time, in its discretion, may extend our term up to a maximum aggregate of two years, on 30 days’ notice to our limited partners.

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 Powers of the General Partner

Except as otherwise specifically provided in the Partnership Agreement, our General Partner will have complete and exclusive discretion in the management of our business.  Our limited partners are not permitted to participate in our management.  Except to the extent limited by Delaware law, our General Partner may delegate all or any of its duties under the Partnership Agreement to any person, including any of its affiliates.  The Partnership Agreement designates our General Partner as our tax matters partner to represent us and our limited partners, at our expense, in connection with all examinations of our affairs by tax authorities and any resulting administrative or judicial proceedings.

Certain Restrictions

Our General Partner is subject to the following restrictions in its conduct of our affairs:

•
We may not make any loans to our General Partner or any of its affiliates.  Our General Partner or any of its affiliates, however, may make loans to us, provided that the terms of those loans are no less favorable us than loans we could obtain from unrelated third-parties.

•
If our General Partner or any of its affiliates purchases a Property or Real Estate Debt Investment in its own name and with its own funds in order to facilitate our ultimate purchase, our General Partner or the affiliate, as the case may be, will be deemed to have made a loan to us in the amount of the purchase price of the Property or Real Estate Debt Investment and will be entitled to receive the purchase price and interest on that amount.

•	We may not acquire any Real Estate Investments in exchange for units.

•	We may enter into a “roll-up” transaction only on the affirmative vote or consent of our General Partner and limited partners holding a majority of the units.

•	Except as permitted by the Partnership Agreement, our General Partner may not enter into any agreements, contracts or arrangements on our behalf with itself or any of its affiliates.

•	Our General Partner may not use, or permit any person to use, our funds or assets in any manner except for our exclusive benefit.

Liability of our General Partner

Our General Partner is liable for all of our general obligations to the extent we do not pay them.  However, our General Partner will not have any personal liability for obligations that are nonrecourse to us or the repayment of the subscription funds contributed by our limited partners.

Limited Liability of Limited Partners

Our units are not assessable.  Our limited partners do not have personal liability for any of our obligations or liabilities.  Limited partners are only liable for our obligations or liabilities to the extent of their subscription funds and their pro rata share of our undistributed profits and other assets.  However, if a limited partner participates in the management or control of our affairs, the limited partner may be deemed to be acting as a general partner and lose any entitlement to limited liability against third-parties who reasonably believe, in doing business with us, that such limited partner is a general partner.  Additionally, Delaware law provides that limited partners may be liable to us for a distribution we make to such limited partners if, after giving effect to the distribution, our liabilities exceed the fair value of our assets.

Voluntary Withdrawal

Our General Partner may not voluntarily withdraw as General Partner for any reason before the investment of 85% of our net offering proceeds from the Private Placement.  Upon investment of 85% of our net offering proceeds, our General Partner may voluntarily withdraw as General Partner by appointing a substitute General Partner, obtaining an opinion of counsel that such withdrawal will not cause our termination or materially and adversely affect our tax status and having the limited partners (including our General Partner and its affiliates to the extent of the limited partner units purchased by them) owning a majority of the units, on 60 days’ advance written notice, approve the substitute General Partner.

Removal of the General Partner

Limited partners owning a majority of the units, excluding units owned by our General Partner or its affiliates as limited partners, may remove our General Partner.

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Consequences of Withdrawal or Removal

Upon withdrawal or removal of our General Partner, we must pay our withdrawn or removed General Partner the fair market value of its General Partner interest, plus or minus, as the case may be, the difference between accrued but unpaid fees, expense reimbursements or other amounts owed to our General Partner and amounts owed to us by our General Partner.  After its withdrawal or removal as our General Partner, the General Partner and its affiliates will continue to own their limited partner units, unless otherwise agreed to by the General Partner and the limited partners owning a majority of the units.

Liability of Withdrawn or Removed General Partner

A withdrawn or removed General Partner will remain liable for all obligations and liabilities incurred by it or by us while it was acting as our General Partner and for which it was liable as a General Partner.  However, the General Partner will be free of any obligation or liability arising from our activities after its withdrawal or removal becomes effective.

Voting Rights of Limited Partners

In general, matters presented to limited partners at a meeting may be approved by the affirmative vote of the limited partners holding a majority of the units present in person or by proxy, provided a quorum is present.  Actions taken by consent also require the consent of limited partners owning a majority of the units.

In addition, limited partners owning a majority of units may take action on the following matters:

•	an amendment of the Partnership Agreement, subject to certain limitations discussed below;

•	our dissolution;

•	the removal of our General Partner and the election of a substitute General Partner; and

•
subject to our General Partner’s right to sell substantially all of the Properties and Real Estate Debt Investments, the sale of all or substantially all of our assets, except in connection with financing transactions involving Properties or sales of Real Estate Investments in the ordinary course of liquidating our assets during the liquidation period.

To the extent our General Partner and its affiliates purchased units, they have the same voting rights as our limited partners, except for the right to vote on the removal of our General Partner.  If a limited partner dissents from any matter approved by the other limited partners (and which, when required, is consented to by our General Partner), such limited partner is nevertheless bound by the vote and does not have a right to appraisal or automatic repurchase of its units.

Limitations on Amendments by Limited Partners

Limited partners owning a majority of the units may not amend the Partnership Agreement so as to:

•
allow them to take part in the control or management of our business or otherwise subject them to liability as a general partner under the Delaware Act or under the laws of any other jurisdiction in which we may be qualified, own an interest in a Real Estate Investment, or do business;

•	alter the rights, powers, duties or obligations of our General Partner without the consent of our General Partner;

•	contract away the fiduciary duty owed under the Partnership Agreement or any applicable law to the limited partners by our General Partner;

•	except in connection with the offer and sale of the units, alter the interest of any partner in any item of income or loss or in distributions without the consent of each affected partner; or

•	without the consent of all of the limited partners, amend the provisions of the Partnership Agreement relating to how the Partnership Agreement may be amended.

Amendment by our General Partner without the Consent of the Limited Partners

Our General Partner may, without the consent of the limited partners owning a majority of the units, amend the Partnership Agreement to:

•	add to the representations, duties or obligations of our General Partner or to surrender any right or power granted to our General Partner;

•	cure any ambiguity in, or correct or supplement any provision of, the Partnership Agreement;

•	preserve our status as a limited partnership for federal income tax purposes;

•	permit the units to fall within any exemption from the definition of “plan assets” contained in Section 2510.3-101 of Title 29 of the Code of Federal Regulations;

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•
delete or add any provision that any regulatory body or official requires to be deleted or added, and amend the allocation provisions if advisable to comply with the Internal Revenue Code and the regulations thereunder to the minimum extent necessary and still effect, as nearly as possible, the original allocations provided in the Partnership Agreement; and

•	change our name or location of our principal office.

ITEM 12.	INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 17-108 of the Delaware Revised Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.  Our partnership agreement provides that, in most circumstances, we will indemnify our General Partner and its affiliates, to the fullest extent permitted by law, from and against all losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them, or any of them, in connection with actions taken or not taken on behalf of us or within the scope of our General Partner’s authority, provided that:

•	the same were not the result of gross negligence or willful misconduct on the part of our General Partner, nor negligence or misconduct of its affiliates; and

•	our General Partner or its affiliates, in good faith, determined that the action or inaction giving rise thereto was in the best interests of the Partnership.

Any indemnification under these provisions will only be out of our assets.  Our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification.  We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

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ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Resource Real Estate Investors 7, L.P.

We have audited the accompanying consolidated balance sheets of Resource Real Estate Investors 7, L.P. (a Delaware limited partnership) and subsidiaries (the “Partnership”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in partners’ capital, and cash flows for the year ended December 31, 2009 and for the period from March 28, 2008 (inception) to December 31, 2008.  These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Partnership is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Resource Real Estate Investors 7, L.P. and subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for the year ended December 31, 2009 and for the period from March 28, 2008 (inception) to December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania
April 30, 2010

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RESOURCE REAL ESTATE INVESTORS 7, L.P.
CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008
ASSETS
Rental property, at cost:
Land	$7,717,412	$7,717,412
Buildings and improvements	47,506,671	45,462,542
Personal property	771,576	157,684
Construction in progress	400,564	10,769
	56,396,223	53,348,407
Accumulated depreciation and amortization	(3,704,517)	(316,830)
	52,691,706	53,031,577

Cash	12,424,011	3,300,300
Restricted cash	821,843	267,245
Tenant receivables, net	11,648	43,015
Prepaid expenses and other assets	126,074	75,596
Deferred financing costs, net	1,167,429	1,308,839
Total assets	$67,242,711	$58,026,572

LIABILITIES AND PARTNERS’ CAPITAL
Liabilities:
Mortgage notes payable	$41,224,794	$41,236,620
Accounts payable and accrued expenses	917,207	185,279
Accrued interest	175,240	43,100
Accounts payable – related parties	468,701	229,083
Prepaid rent	103,331	192,270
Security deposits	165,467	167,885
Total liabilities	43,054,740	42,054,237

Partners’ capital	24,187,971	15,972,335

Total liabilities and partners’ capital	$67,242,711	$58,026,572

The accompanying notes are an integral part of these consolidated financial statements.

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RESOURCE REAL ESTATE INVESTORS 7, L.P.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,	For the period from March 28, 2008 (inception) to December 31,
	2009	2008
Revenues:
Rental income	$7,318,440	$880,402

Expenses:
Rental operating	3,760,938	360,819
Management fees – related party	655,062	69,762
General and administrative	310,817	52,710
Depreciation and amortization	3,387,687	316,830
Total expenses	8,114,504	800,121
(Loss) income before other (expense) income	(796,064)	80,281

Other (expense) income:
Interest expense	(2,220,240)	(324,667)
Interest expense – related party	−	(4,381)
Interest income	87,165	53,740
Net loss	$(2,929,139)	$(195,027)

Weighted average number of limited partner units outstanding	2,734,743	1,031,150

Net loss per weighted average limited partner unit	$(1.07)	$(0.19)

The accompanying notes are an integral part of these consolidated financial statements.

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RESOURCE REAL ESTATE INVESTORS 7, L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2009 AND
THE PERIOD FROM MARCH 28, 2008 (INCEPTION) TO DECEMBER 31, 2008

	General	Limited Partners
	Partner	Units	Amounts		Total
Balance at March 28, 2008 (inception)	$ −	−	$	−	$	−
Capital contributions	1,000	1,855,406		18,448,548		18,449,548
Offering costs	−	−		(2,211,108)		(2,211,108)
Distributions	−	−		(71,078)		(71,078)
Net loss	−	−		(195,027)		(195,027)
Balance at December 31, 2008	1,000	1,855,406		15,971,335		15,972,335
Capital contributions	−	1,419,249		14,089,761		14,089,761
Offering costs	−	−		(1,668,677)		(1,668,677)
Distributions	−	−		(1,276,309)		(1,276,309)
Net loss	−	−		(2,929,139)		(2,929,139)
Balance at December 31, 2009	$1,000	3,274,655		$24,186,971		$24,187,971

The accompanying notes are an integral part of these consolidated financial statements.

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RESOURCE REAL ESTATE INVESTORS 7, L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,	For the period from March 28, 2008 (inception) to December 31,
	2009	2008
Cash flows from operating activities:
Net loss	$(2,929,139)	$(195,027)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,387,687	316,830
Amortization of deferred financing costs	141,410	23,473
Changes in operating assets and liabilities:
Restricted cash	(554,598)	4,181
Tenant receivables	31,367	(49,679)
Prepaid expense and other assets	(50,478)	(11,785)
Accounts payable and accrued expenses	731,928	(207,713)
Accounts payable − related parties	239,618	229,083
Accrued interest	132,140	(34)
Prepaid rent	(88,939)	125,231
Security deposits	(2,418)	(1,388)
Net cash provided by operating activities	1,038,578	233,172

Cash flows from investing activities:
Property acquisitions	−	(10,737,510)
Capital expenditures	(3,047,816)	(485,738)
Net cash used in investing activities	(3,047,816)	(11,223,248)

Cash flows from financing activities:
Distributions to limited partners	(1,276,309)	(71,078)
Repayment to related party	−	(1,872,429)
Principal payments on mortgage notes payable	(11,826)	(4,557)
Capital contributions	14,089,761	18,449,548
Offering costs	(1,668,677)	(2,211,108)
Net cash provided by financing activities	11,132,949	14,290,376

Net increase in cash	9,123,711	3,300,300
Cash at beginning of period	3,300,300	−
Cash at end of period	$12,424,011	$3,300,300

The accompanying notes are an integral part of these consolidated financial statements.

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RESOURCE REAL ESTATE INVESTORS 7, L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 – NATURE OF BUSINESS AND OPERATIONS

Resource Real Estate Investors 7, L.P. (“R-7” or the “Partnership”) is a Delaware limited partnership which owns and operates or invests in multifamily residential properties located in Georgia, Maine and Texas.  The Partnership also may invest in interests in real estate mortgages and other debt instruments that are secured, directly or indirectly, by multifamily residential rental properties although the Partnership has no such investments as of December 31, 2009.  R-7 was formed on March 28, 2008 and commenced operations on June 16, 2008.  The General Partner, Resource Capital Partners, Inc. (“RCP” or “the GP”) is in the business of sponsoring and managing real estate investment limited partnerships and tenant in common programs.  RCP contributed $1,000 in cash as its minimum capital contribution to the Partnership.  The Partnership was still in its offering stage at December 31, 2008.  RCP holds a 5.5% and 5.21% limited interest in the Partnership at December 31, 2009 and 2008, respectively.  RCP is an indirect wholly owned subsidiary of Resource America, Inc. (“RAI”), a publicly traded company (NASDAQ: REXI) operating in the real estate, financial fund management and commercial finance sectors.

The Partnership will continue until March 28, 2016, unless terminated earlier in accordance with the First Amended and Restated Agreement of Limited Partnership (the “Agreement”).  The GP has the right to extend the Partnership term for one or more periods to a maximum of two years in the aggregate following the initial termination date.

The Agreement provides that income shall be allocated as follows: first, to the Limited Partners (“LPs”) and the GP (collectively, the “Partners”) in proportion to and to the extent of the deficit balances, if any, in their respective capital accounts; second, to the Partners in proportion to the allocations of Distributable Cash (as defined in the Agreement); and third, 100% to the LPs.  All losses shall be allocated as follows: first, 100% to the LPs until the LPs have been allocated losses equal to the excess, if any, of their aggregate capital account balances over the aggregate Adjusted Capital Contributions (as defined in the Agreement); second, to the Partners in proportion to and to the extent of their respective remaining positive capital account balances, if any; and third, 100% to the LPs.

Distributable cash from operations, payable monthly, as determined by the GP, is first allocated 100% to the LPs until all partners have received the Priority Return (as defined in the Agreement); thereafter, 80% to the LPs and 20% to the GP.

Distributable cash from capital transactions, as determined by the GP, is first allocated 100% to the LPs until the LPs have received their Priority Return; second, 100% to the LPs until their Adjusted Capital Contributions have been reduced to zero; and thereafter, 80% to the LPs and 20% to the GP.

The accompanying consolidated financial statements and related notes present the Partnership’s consolidated financial position as of December 31, 2009 and 2008 and the results of its consolidated operations, cash flows and changes in partners’ capital for the year ended December 31, 2009 and for the period from March 28, 2008 (inception) to December 31, 2008, hereinafter referred to as the period ended December 31, 2008.

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RESOURCE REAL ESTATE INVESTORS 7, L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS − (Continued)
DECEMBER 31, 2009

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Principles of Consolidation

The consolidated financial statements include the accounts of the Partnership and its wholly owned subsidiaries, as follows:

Subsidiary	Leverage Ratio (1)	Number of Units	Location
RRE Tamarlane Holdings, LLC, or Tamarlane Apartments (“Tamarlane”)	68%	115	Portland, ME
RRE Bent Oaks Holdings, LLC, or Bent Oaks Apartments (“Bent Oaks”)	57%	146	Austin, TX
RRE Cape Cod Holdings, LLC, or Cape Cod Apartments (“Cape Cod”)	57%	212	San Antonio, TX
RRE Woodhollow Holdings, LLC, or Woodhollow Apartments (“Woodhollow”)	60%	108	Austin, TX
RRE Woodland Hills Holdings, LLC, or Woodland Hills Apartments (“Hills”)	65%	228	Decatur, GA

(1)	Face value of mortgage divided by total property capitalization, including reserves, escrows, fees and closing costs.

All material intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions (including the useful lives used for calculating depreciation) that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  The Partnership estimates the allowance for uncollectible receivables and adjusts the balance quarterly.  Actual results could differ from those estimates.

Supplemental Disclosure of Cash Flow Information

During the year ended December 31, 2009 and the period ended December 31, 2008, the Partnership paid $1,946,690 and $262,475, respectively, in cash, for interest.  For additional supplemental cash flow information, see Note 3.

Deferred Financing Costs

Costs incurred to obtain financing have been capitalized and are being amortized over the term of the related debt using the effective yield method.

Income Taxes

Income taxes or credits resulting from earnings or losses are payable by or accrue to the benefit of the Partners; accordingly, no provision has been made for income taxes in these consolidated financial statements.

The Partnership is subject to examination by the U.S. Internal Revenue Service (“IRS”) and by the taxing authorities in those states in which the Partnership has significant business operations.  The Partnership is not currently undergoing any examinations by taxing authorities.  The Partnership may be subject to U.S. federal income tax and state/local income tax examinations for years 2008 through 2009.

Revenue Recognition

Revenue is primarily derived from the rental of residential housing units with lease agreement terms of approximately twelve months.  The Partnership recognizes revenue in the period that rent is earned, which is on a monthly basis.

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RESOURCE REAL ESTATE INVESTORS 7, L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS − (Continued)
DECEMBER 31, 2009

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES − (Continued)

Revenue Recognition – (Continued)

The Partnership recognizes rent as income on a straight-line basis over the term of the lease for leases with varying rental payments.  The Partnership also recognizes any incentives included in the lease on a straight-line basis over the term of the lease.

The future minimum rental payments to be received from noncancelable operating leases are approximately $3.8 million and $45,000 for the years ending December 31, 2010 and 2011, respectively, and none thereafter.

Long-Lived Assets

The Partnership reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If it is determined that an asset’s estimated future cash flows will not be sufficient to recover its carrying amount, an impairment charge will be recorded to reduce the carrying amount for that asset to its estimated fair value.  There was no impairment loss for the year ended December 31, 2009 and the period ended December 31, 2008.

Rental Property

Rental property is carried at cost, net of accumulated depreciation.  Cost for acquired assets includes the purchase price and closing costs.  Buildings and improvements and personal property are depreciated for financial reporting purposes on the straight-line method over their estimated useful lives.  The value of in place leases is amortized on a straight-line basis over the average remaining term of each respective in place lease acquired.  For income tax reporting purposes, the Partnership uses the Modified Accelerated Cost Recovery System.  Useful lives used for calculating depreciation for financial reporting purposes are as follows:

Buildings and improvements	5 - 27.5 years
Personal property	3 - 15 years

Advertising

The Partnership expenses advertising costs as they are incurred.  Advertising expenses totaled $190,763 and $5,570 for the year ended December 31, 2009 and the period ended December 31, 2008, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject the Partnership to concentration of credit risk, consist of periodic temporary deposits of cash.  At December 31, 2009, the Partnership had $12,587,942 of deposits at various banks of which $9,649,349 was over the insurance limit of the Federal Deposit Insurance Corporation.  No losses have been experienced on such deposits.

Tenant Receivables

The majority of the Partnership’s receivables are due from tenants.  Receivables are stated in the consolidated financial statements at amounts due from tenants net of an allowance for uncollectible receivables.  Accounts outstanding longer than the payment terms are considered past due.  The Partnership determines its allowance by considering a number of factors, including the length of time receivables are past due, security deposits held, the Partnership’s previous loss history, the tenants’ current ability to pay its obligation to the Partnership, the condition of the general economy and the industry as whole.  The Partnership writes off receivables when they become uncollectible.  At December 31, 2009 and 2008, there was $94 and $0, respectively, in the allowance for uncollectible receivables.

Redemptions

The LPs may request redemption of their units at any time.  The Partnership has no obligation to redeem any units and will do so only at the GP’s discretion.  If the Partnership redeems units, the redemption price is generally the initial investment less all distributions from the Fund to the LP, and less all organization and offering expenses charged to the LP.

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RESOURCE REAL ESTATE INVESTORS 7, L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS − (Continued)
DECEMBER 31, 2009

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES − (Continued)

Recently Issued Financial Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) indentified the FASB Accounting Standards Codification (“ASC”) as the authoritative source of accounting principles generally accepted in the United States of America (“GAAP”) other than guidance put forth by the U.S. Securities and Exchange Commission.  All other accounting literature not included in the ASC will be considered non-authoritative.  The Partnership adopted this standard and revised disclosures accordingly for references to GAAP.

In May 2009, the FASB issued guidance which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the issuance of the financial statements.  Provisions for this guidance are effective for interim and annual periods ending after June 15, 2009.  The Partnership adopted this guidance and revised its disclosures accordingly.

NOTE 3 − ACQUISITIONS

The cost of Real Estate Investments is allocated to net tangible assets based on relative fair values.  Fair value estimates are based on information obtained from a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data, as well as information obtained about each property as a result of due diligence, marketing and leasing activities.

During the period ended December 31, 2008, the Partnership acquired 100% interests in five multi-family residential apartment complexes which were accounted for using the purchase method of accounting.  The following table presents the purchase price allocation to the assets and liabilities assumed, based on the fair values at the date of acquisition:

	Tamarlane (1)	Bent Oaks	Cape Cod	Woodhollow	Hills	Total
Date acquired	07/31/08	12/10/08	12/10/08	12/12/08	12/19/08

Land and buildings	$12,250,000	$7,650,000	$8,150,000	$6,550,000	$16,700,000	$51,300,000
Acquisition costs	382,389	252,136	257,005	214,582	456,556	1,562,668
Purchase price	12,632,389	7,902,136	8,407,005	6,764,582	17,156,556	52,862,668

Notes payable – mortgage and related party	(11,801,605)	(6,120,000)	(6,362,000)	(5,240,000)	(13,590,000)	(43,113,605)
Financing costs	491,428	170,659	174,206	148,624	347,395	1,332,312
Escrowed funds and advances	71,255	78,860	48,038	29,355	100,002	327,510
Other liabilities assumed, net	(372,998)	(64,344)	(87,614)	(47,236)	(99,183)	(671,375)
Cash paid for property acquisitions	$1,020,469	$1,967,311	$2,179,635	$1,655,325	$3,914,770	$10,737,510

Value allocated to in place leases (2)	$228,575	$366,766	$351,230	$220,446	$653,186	$1,820,203

(1)
Tamarlane was acquired on April 23, 2008 by RCP.  In addition to the financing of $9,931,000, RCP invested $2,772,429 in equity to purchase Tamarlane.  On July 31, 2008, the Partnership acquired RCP’s membership interest in Tamarlane at RCP’s original purchase price and assumed the mortgage financing.  The Partnership paid RCP $900,000 in cash and borrowed in the form of a promissory note $1,872,429 from RCP which was subsequently repaid (see Note 7).

(2)
During the period ended December 31, 2008, the Partnership acquired majority interests in five multifamily residential apartment complexes.  The value allocated to in place leases is included in buildings and improvements on the consolidated balance sheets.

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RESOURCE REAL ESTATE INVESTORS 7, L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS − (Continued)
DECEMBER 31, 2009

NOTE 4 − RESTRICTED CASH

Restricted cash represents escrow deposits with lenders at December 31, to be used to pay the following:

	2009	2008
Insurance	$79,822	$69,882
Real estate taxes	633,324	154,675
Capital reserves	108,698	42,688
Total restricted cash	$821,844	$267,245

NOTE 5 – DEFERRED FINANCING COSTS

As of December 31, 2009 and 2008, deferred financing costs include $1,167,429 and $1,308,839, respectively, of unamortized costs incurred to obtain financing which are being amortized over the term of the related debt.  Accumulated amortization as of December 31, 2009 and 2008 was $179,647and $38,237, respectively.  Estimated amortization expense of the existing deferred financing costs of the Properties for the years ending December 31 and thereafter is as follows:

2010	$152,688
2011	160,278
2012	168,138
2013	176,645
2014	185,470
Thereafter	324,210
$1,167,429

NOTE 6 – MORTGAGE NOTES PAYABLE

The following is a summary of mortgage notes payable, which are collateralized by the respective rental property:

Property	Original Balance	December 31, 2009	December 31, 2008	Maturity Date		Annual Interest Rate	Average Monthly Debt Service
Tamarlane	$8,906,000	$8,906,000	$8,906,000	05/01/2015		4.92%	$37,022	(1)
Tamarlane	1,023,175	1,006,794	1,018,620	05/01/2015		6.12%	$5,315	(2)
Bent Oaks	6,120,000	6,120,000	6,120,000	01/01/2019	(7)	5.99%	$30,973	(3)
Cape Cod	6,362,000	6,362,000	6,362,000	01/01/2019	(7)	5.91%	$31,768	(4)
Woodhollow	5,240,000	5,240,000	5,240,000	01/01/2019	(7)	6.14%	$27,184	(5)
Hills	13,590,000	13,590,000	13,590,000	01/01/2016		variable	$39,786	(6)
Total	$41,241,175	$41,224,794	$41,236,620

(1)	Interest only through May 1, 2015.

(2)	Monthly payment including principal and interest total $5,315, effective since start date of loan.

(3)	Interest only through January 1, 2011; monthly payment including principal and interest, effective February 1, 2011, will total $36,653.

(4)	Interest only through January 1, 2011; monthly payment including principal and interest, effective February 1, 2011, will total $37,776.

(5)	Interest only through January 1, 2011; monthly payment including principal and interest, effective February 1, 2011, will total $31,890.

(6)
Interest only through January 1, 2011; monthly payment including principal and interest will be effective February 1, 2011.  Monthly payment will be approximately $65,000 based on variable rate at the inception date of the loan (3.465%).  Interest is variable and calculated monthly based upon the one month British Bankers Association LIBOR rate plus 323 basis points, capped at 7% for the term of the loan.

(7)	Borrower has option to extend one year to January 1, 2020. Rate would convert to the Federal Home Loan Mortgage Corporation Bill Index Rate plus 2.5%.

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RESOURCE REAL ESTATE INVESTORS 7, L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS − (Continued)
DECEMBER 31, 2009

NOTE 6 – MORTGAGE NOTES PAYABLE – (Continued)

Annual principal payments on the mortgage notes payable for each of the next five years, and thereafter, ending December 31, are as follows:

2010	$12,581
2011	463,800
2012	522,954
2013	551,467
2014	578,267
Thereafter	39,095,725
$41,224,794

The mortgage notes payable are with recourse only to the properties securing them subject to certain limited standard exceptions as defined in the mortgage notes, which the GP has guaranteed (“carveouts”).  These carveouts relate to the total debt and expire as the notes are paid down.

NOTE 7 – RELATED PARTY TRANSACTIONS

In the ordinary course of its business operations, the Partnership has ongoing relationships with several related entities.  The following table details the payables with those related parties:

	2009	2008
Payables due to related parties:
RCP	$324,477	$82,790
Resource Real Estate Management, LLC	105,549	34,251
Resource Real Estate Management, Inc.	38,675	26,045
Chadwick Securities, Inc	−	85,500
Other properties	−	497
	$468,701	$229,083

Relationship with RCP

On July 31, 2008, the Partnership entered into a promissory note with RCP in the amount of $1,872,429. The note bore interest at the Wall Street Journal prime rate, was due on demand and was prepayable in whole or part without penalty or fee.  The note was unsecured.  The Partnership repaid RCP in full on August 29, 2008. Interest expense relating to this note totaled $4,381 for the period ended December 31, 2008.

RCP is entitled to receive a property acquisition fee equal to 1.75% of the purchase price of any property purchased by R-7 payable at the closing of the transaction.  Property acquisition fees paid by R-7 to RCP during the year ended December 31, 2009 totaled $0 and during the period ended December 31, 2008 totaled $1,099,514.  RCP is also entitled to receive a debt placement fee equal to 1.75% of the face amount of any financing obtained or assumed by R-7.  Debt placement fees paid by R-7 to RCP during the year ended December 31, 2009 totaled $0 and during the period ended December 31, 2008 totaled $721,753.

As the Partnership completed its closings of Partnership units, RCP was entitled to receive organization and offering expense reimbursements equal to 2.5% of the gross offering proceeds.  Organization and offering expense reimbursements paid by R-7 to RCP during the year ended December 31, 2009 totaled $406,645 and for the period ended December 31, 2008 totaled $461,214 and are included in offering costs.  Accrued organization and offering expense due to RCP totaled $0 and $54,401 at December 31, 2009 and 2008, respectively.

RCP is entitled to receive an annual investment management fee, payable monthly, equal to 1% of the gross offering proceeds, net of any LP interest owned by RCP.  During the term of the Partnership, RCP must subordinate up to 100% of its annual investment management fee to the receipt by the LPs of their Priority Return.  At December 31, 2009 and 2008, the LPs had not received their Priority Return; accordingly, $319,666 and $28,389 of investment management fees due to RCP were subordinated and accrued.  For the year ended December 31, 2009 and the period ended December 31, 2008, RCP earned $291,277 and $28,389, respectively, in investment management fees.

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RESOURCE REAL ESTATE INVESTORS 7, L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS − (Continued)
DECEMBER 31, 2009

NOTE 7 – RELATED PARTY TRANSACTIONS – (Continued)

Relationship with RCP – (Continued)

A wholly owned subsidiary of RCP, Resource Real Estate Management, LLC (“RREML”), is entitled to receive a property management fees equal to 5% of the gross operating revenues from R-7’s properties, payable monthly, for managing or obtaining and supervising third party managers.  Resource Real Estate Management, Inc. (“RREMI”), a wholly owned subsidiary of RAI, was hired by RREML to manage R-7’s properties.  The total of all management fees incurred by R-7 in 2009 and 2008 was $363,785 and $41,373, respectively.  Accrued property management fees due to RREML totaled $105,549 and $31,623 at December 31, 2009 and 2008, respectively.

During the ordinary course of business, funds are advanced between the Partnership and RCP, RREMI, and other properties.  These advances do not bear interest and are due on demand.

Relationship with Ledgewood, PC

Until 1996 the Chairman of RAI was of counsel to the law firm Ledgewood PC (“Ledgewood”).  In connection with the termination of his affiliation with Ledgewood and its redemption of his interest, he receives certain payments from Ledgewood.

Until March 2006, a current executive of RCP (who is also an executive of RAI) was the managing member of Ledgewood.  This executive remained of counsel to Ledgewood through June 2007, at which time he became Executive Vice President of RCP and RAI.  In connection with his separation, this executive will receive payments from Ledgewood through 2013.

During the year ended December 31, 2009 and the period ended December 31, 2008, the Partnership paid fees of $0 and $49,700, respectively, for legal services rendered by Ledgewood.

Relationship with Chadwick Securities, Inc.

A wholly owned subsidiary of RAI, Chadwick Securities, Inc., (“Chadwick”) received underwriting fees equal to 2% of the gross offering proceeds, net of RCP’s LP interest.  Underwriting fees earned by Chadwick during the year ended December 31, 2009 and the period ended December 31, 2008 totaled $261,758 and $351,507, respectively.  Fees due to Chadwick totaling $0 and $17,100 were included in accounts payable – related parties at December 31, 2009 and 2008, respectively.

Chadwick also received a 7% commission on each unit sold, except for those units sold to either RCP, its officers, directors or affiliates.  Commissions totaling $923,795 and $1,222,634 were earned by Chadwick during the year ended December 31, 2009 and the period ended December 31, 2008, respectively.  Commissions due to Chadwick totaling $0 and $59,850 were included in accounts payable – related parties at December 31, 2009 and 2008, respectively.

Chadwick was also entitled to receive both a .75% nonaccountable marketing expense fee and a .25% nonaccountable due diligence fee on each unit sold, except for those units sold to either RCP, its officers, directors, or affiliates.  Fees earned by Chadwick during the year ended December 31, 2009 and the period ended December 31, 2008 totaled $130,880 and $175,753, respectively.  Fees due to Chadwick totaling $0 and $8,550 were included in accounts payable – related parties at December 31, 2009 and 2008, respectively.

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ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

Not applicable

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

         (a)           The following documents are filed as part of this Form 10:

1.      Financial Statements

The financial statements required by this Item are set forth in Item 13

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets at December 31, 2009 and 2008
Consolidated Statements of Operations for the Year Ended December 31, 2009 and the Period from March 28, 2008 (inception) to December 31, 2008
Consolidated Statement of Changes in Partners’ Capital for the Year Ended December 31, 2009 and the Period from March 28, 2008 (Inception) to December 31, 2008
Consolidated Statements of Cash Flows for the for the Year Ended December 31, 2009 and the Period from March 28, 2008 (Inception) to December 31, 2008
Notes to Consolidated Financial Statements – December 31, 2009

2.	Exhibits

Exhibit No.	Description
3.1	Amended and Restated Agreement of Limited Partnership.
3.2	Certificate of Limited Partnership.
4.1	Forms of letters sent to limited partners confirming their investment.
10.1	Management Agreement (Tamarlane) between Resource Real Estate Management, LLC and Resource Real Estate Management, Inc., dated July 13, 2008.
10.2	Management Agreement (Bent Oaks) between Resource Real Estate Management, LLC and Resource Real Estate Management, Inc., dated December 10, 2008.
10.3	Management Agreement (Cape Cod) between Resource Real Estate Management, LLC and Resource Real Estate Management, Inc., dated December 10, 2008.
10.4	Management Agreement (Woodhollow) between Resource Real Estate Management, LLC and Resource Real Estate Management, Inc., dated December 12, 2008.
10.5	Management Agreement (Woodland Hills) between Resource Real Estate Management, LLC and Resource Real Estate Management, Inc., dated December 19, 2008.
10.6	Asset Management Agreement between RRE Tamarlane Holdings, LLC and Resource Real Estate Management, LLC, dated July 13, 2008.
10.7	Asset Management Agreement between RRE Bent Oaks Holdings, LLC and Resource Real Estate Management, LLC, dated December 10, 2008.
10.8	Asset Management Agreement between RRE Cape Cod Holdings, LLC and Resource Real Estate Management, LLC, dated December 10, 2008.
10.9	Asset Management Agreement between RRE Woodhollow Holdings, LLC and Resource Real Estate Management, LLC, dated December 12, 2008.
10.10	Asset Management Agreement between RRE Woodland Hills Holdings, LLC and Resource Real Estate Management, LLC, dated December 19, 2008.
21.1	Subsidiaries of Resource Real Estate Investors 7, L.P.
99.1	Resource Capital Partners, Inc. and Subsidiaries Consolidated Financial Statements for the Years ended September 30, 2009 and 2008.

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

RESOURCE REAL ESTATE INVESTORS 7, L.P.
By: Resource Capital Partners, Inc., its general partner

April 30, 2010	By: /s/ Kevin M. Finkel
Kevin M. Finkel
President
(Principal Executive Officer)

April 30, 2010	By: /s/ Steven R. Saltzman
Steven R. Saltzman
Vice President – Finance
(Principal Financial and Accounting Officer)